

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

Via E-mail
Li-Hsing Chen
President and Chairman of the Board
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Tauyuan County 325
Taiwan (R.O.C.)

      Re: **San Lotus Holding Inc.**
               Item 4.01 Form 8-K
               Filed March 7, 2014
               File No. 333-176694

Dear Mr. Chen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Patrick Kuhn

                        Patrick Kuhn
                        Staff Accountant